Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

August 13, 2010

BY EDGAR AND FEDEX

Mr. Jay Williamson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	Vera Bradley, Inc.

Registration Statement on Form S-1 filed on July 1, 2010

Amendment No. 1 filed on August 13, 2010

File No. 333-167934

Dear Mr. Williamson:

On behalf of Vera Bradley, Inc. (the “Company”), enclosed for your review is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-167934) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2010. An electronic version of Amendment No. 1 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated July 27, 2010, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Mr. Jay Williamson

August 13, 2010

Form S-1

General

Comment No. 1

Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from FINRA.

Response:

The Company advises the Staff that prior to the effectiveness of the Registration Statement, it will confirm to the Staff that it has received clearance from FINRA of the amount of compensation allowable or payable to the Underwriters.

Comment No. 2

Prior to effectiveness, please have a NASDAQ Global Market representative call the staff to confirm that your securities have been approved for listing.

Response:

The Company advises the Staff that prior to the effectiveness of the Registration Statement, it will request that a representative from The NASDAQ Global Market call the Staff to confirm that the Company’s securities have been approved for listing.

Comment No. 3

We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:

The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments once the price range and all material information now appearing blank throughout the document have been included in the Registration Statement.

Mr. Jay Williamson

August 13, 2010

Comment No. 4

We note references throughout your document to the completion of a reorganization transaction which will occur in connection with your offering. Please advise us of your anticipated timeline for this reorganization. In addition, please note that we may have comments addressing the reorganization and related disclosures. Please allow for sufficient time for us to do so.

Response:

The Company has revised its disclosure on pages 4, 42, 76, F-6 and II-2 of the Registration Statement to disclose that it is currently contemplated that the reorganization will occur on August 29, 2010. The Company understands that the Staff may have additional comments addressing the reorganization and related disclosures.

Prospectus Summary, page 1

Comment No. 5

On page one you reference a compounded annual growth rate of 23.9% for the five year period ended in 2010. It was unclear whether your net income had grown at a similar compounded annual growth rate. If your net income has grown at a significantly lower compounded annual growth rate, revise to address. Also, please clarify whether both of your segments have achieved similar compounded annual growth rates. Finally, to the extent that your Indirect business has experienced or continues to experience lower than peak sales levels, revise to briefly address.

Response:

The Company has considered the Staff’s comments requesting clarity relating to the disclosure of the Company’s five year compounded annual growth rate of net revenues, and in response, has simplified the disclosure on pages 1 and 42 to disclose the growth of net revenues for only the last fiscal year rather than over the five-year period. The Company supplementally advises the Staff that the growth of net income over the last fiscal year was 82.6%, an amount significantly higher than the growth of net revenues for the year-over-year period. Additionally, the Company has added disclosure to pages 1 and 42 of the Registration Statement disclosing net revenues growth in each of its Indirect and Direct segments for the year-over-year period. The Company notes that its Indirect business did experience lower than peak sales levels in fiscal year 2009 as a result of excess inventory build-up from the unprecedented success of one of its patterns in 2006 and 2007 as well as from the weakening economic environment and softening consumer demand. A description of the impact of the excess inventory build-up and weakened economic environment on the Company’s Indirect business is described in the Overview to Management’s Discussion and Analysis of Financial Condition and Results of Operation on pages 26 and 27 of the Registration Statement.

Mr. Jay Williamson

August 13, 2010

Comment No. 6

In the penultimate sentence of the last paragraph of this section, please revise to clarify that the percentages disclosed represent the growth of comparable-store sales between periods.

Response:

The Company has revised the penultimate sentence in the last paragraph of the “Our Company” section on pages 1 and 42 to clarify that the percentages disclosed represent the growth of comparable-store sales between periods.

Comment No. 7

We note the statement on page three and elsewhere regarding your belief that the U.S. market can support at least 300 Vera Bradley full priced stores. With a view to disclosure, please advise us how you estimated this figure and further clarify your medium-term store expansion plans and the capital requirements associated with such expansion, later in your document. In addition, please revise throughout as appropriate to address the potential impacts that such store expansion may have on your Indirect business and relationships.

Response:

The Company advises the Staff that it estimated its belief that the U.S. market can support at least 300 Vera Bradley full-priced stores based upon an analysis of markets that identified over 300 potential retail locations throughout the U.S. In identifying potential retail locations, the Company considered internal research on regional demographics and third party research on market penetration and size and brand awareness. The Company also took into account store economics, desirable co-tenancies and anticipated levels of traffic when assessing the desirability of potential retail locations. The Company’s store selection strategies and considerations are described in the Registration Statement on pages 50 and 51.

Additionally, the Company advises the Staff that while the potential exists to open 300 stores in the long-term, the Company is in the process of developing expansion plans for fiscal year 2012, but as yet has not finalized a medium-term or long-term expansion plan beyond its plans for fiscal year 2011. To the extent that prior to the effectiveness of the Registration Statement, the Company finalizes a plan for expansion beyond fiscal year 2011, the Company will revise the Registration Statement to disclose the details of such plan. The Company further advises the Staff that it expects to invest approximately $0.3 million to open each new store, which capital requirements are described on page 51 of the Registration Statement.

Additionally, the Company has revised the Registration Statement on page 50 to address the impact that the Company believes expansion of its store base will have on its Indirect business and relationships. The Company now discloses that it does not believe any market is currently fully penetrated and accordingly does not believe that the opening of new stores should

Mr. Jay Williamson

August 13, 2010

have any negative effects on its Indirect business and relationships. The Company believes that the expansion of its store base complements its Indirect segment by increasing brand awareness and reinforcing its brand image.

Summary Consolidated Financial and Other Data, page 5

Comment No. 8

Please revise to present average net revenues per gross square foot for each interim period presented here and throughout your registration statement.

Response:

The Company has revised the disclosures on pages 5, 24 and 30 to include average net revenues per gross square foot for each interim period presented.

Comment No. 9

Please revise your definition of comparable-stores sales here and throughout your registration statement to clarify how you consider stores in which square footage has changed by a significant percentage (e.g. 15% or greater) as a result of a remodel, expansion, or reduction.

Response:

The Company has revised the definition of comparable-store sales on pages 6, 25, 27 and 30 of the Registration Statement to clarify that remodeled stores are included in comparable-store sales unless the store was closed for a portion of the current or comparable prior period or the remodel resulted in a significant change in square footage. The Company advises the Staff that, to date, none of the Company stores has undergone any significant change in square footage (e.g. 15% or greater) as a result of a remodel, expansion or reduction.

Comment No. 10

Due to the change in your fiscal year end in January 2008, please revise to disclose here and throughout your registration statement that the results for the fiscal year ended January 31, 2009 includes 5 days less of activity than the fiscal year ended January 30, 2010. Please quantify the effect of the difference, if material; if the difference is not material, please so state.

Response:

The Company advises the Staff that a five-day disparity does not exist between fiscal year ended January 30, 2010 (which began on February 1, 2009) and fiscal year ended January 31, 2009 (which began on February 1, 2008). The Company notes that the fiscal year ended January 30, 2010 had two days less activity than fiscal year ended January 31, 2009

Mr. Jay Williamson

August 13, 2010

due to 2008 being a leap year and fiscal year ended January 31, 2009 ending a day later than fiscal year ended January 30, 2010. The Company advises the Staff that the difference attributable to the two-day disparity is immaterial to the Company’s net revenues and net income.

Risk Factors, page 8

Comment No. 11

We note your page eight statement that “[t]he risks and uncertainties described below are not the only risks and uncertainties” you face. Please revise to remove this statement as the risk factors section should discuss all material risks.

Response:

The Company has deleted the statement “[t]he risks and uncertainties described below are not the only risks and uncertainties facing us” from page 8.

Comment No. 12

Please revise your page 11 risk factor “[w]e rely on various contract manufacturers …” to clarify the distinction between your raw material suppliers and the contract manufacturers responsible for producing the finished product.

Response:

The Company has revised the risk factor “[w]e rely on various contract manufacturers …” on page 11 to distinguish between the Company’s raw material suppliers and its contract manufacturers responsible for producing the finished product.

Comment No. 13

Please remove or revise your page 15 risk factor “Our securities have no prior market …” Currently, this risk factor would appear to apply to any offering and presents multiple unique risks many of which are addressed elsewhere.

Response:

The Company has revised the risk factor “Our securities have no prior market….” on pages 15 and 16 to eliminate risks that have been addressed elsewhere and to focus the risk factor on the Company’s industry.

Mr. Jay Williamson

August 13, 2010

Use of Proceeds, page 20

Comment No. 14

We note your intention to use the net proceeds from the offering to fund a final “S” corporation distribution. Please disclose the amount of this distribution in this section. Also, either here or in the Dividend Policy section, clarify if the distribution percentage relative to taxable income is or will be consistent with payments made in prior periods. If not, explain the reason behind the change.

Response:

The Company undertakes to revise page 20 to include the amount of the final “S” Corporation distribution when that amount becomes known. The Company has clarified that the distribution percentage relative to taxable income will be inconsistent with payments made in prior periods, as the final “S” Corporation distribution will be in an amount equal to 100% of the Company’s undistributed taxable income from the date of its formation through the date of its conversion from an “S” Corporation to a “C” Corporation, as opposed to approximately 40.5% of the prior year’s taxable income.

Comment No. 15

We note that you reserve funds for working capital and other general purposes. Currently it is unclear how much of your offering proceeds will be allocated to this category. Please note that we may have further comment once the amount allocated to this category becomes known and it may be necessary to provide more specific disclosure addressing your intended use of proceeds or to explain the decision to raise funds at this time. See Item 504 of Regulation S-K. In addition, we note the disclosure on page 27 that you plan to open nine full-price stores and three outlet stores in 2011. To the extent that you plan to use the proceeds from this offering to fund this and/or any future expansion, please add appropriate disclosure.

Response:

The Company has revised the disclosure on page 20 to more specifically address its intended use of proceeds. The Company expects that substantially all net proceeds to the Company will be used to fund the Company’s final “S” Corporation distribution. The Company does not expect to have any significant proceeds in excess of the final “S” Corporation distribution. Accordingly, the Company does not have any plan to use offering proceeds to fund future store expansion.

Mr. Jay Williamson

August 13, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Comment No. 16

Please revise to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should include robust discussions that fully explain the changes between periods. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, your changes should address the following items:

•

With respect to changes in your net sales, quantify the dollar amount change in (i) e-commerce sales, (ii) comparable-store sales, (iii) new stores not included in comparable-store sales and (iv) outlet sale revenue.

•	With respect to your gross profit discussions, disclose the impact of pricing, promotional activities and product mix.

•	Your discussions should include an analysis of your operations for each reportable segments beyond a discussion of the net sales of such segment.

Response:

The Company has revised Management’s Discussion and Analysis of Financial Condition and Results of Operation on pages 30, 31, 32 and 33 to quantify the effect of the causal factors that the Company cites for material changes in its financial statements, in accordance with Item 303 of Regulation S-K and SEC Release No. 33-8350. With respect to the Staff’s specific request regarding the gross profit discussions, the Company has revised the gross profit discussions on pages 28, 31 and 33 to provide more details regarding the causal factors for material changes in gross profit. The Company advises the Staff that pricing, promotional activity and product mix historically have not had a material impact on gross profit. With respect to the Staff’s specific request to provide an analysis of operations for each reportable segment, the Company has not included such disclosure as the Company believes such disclosure is not informative or meaningful in that the causal factors driving changes in operations for each reportable segment are the same as those driving changes in net revenues and gross profit for each reportable segment that are disclosed in the Registration Statement. To the extent factors driving change differed materially in either reportable segment, the Company disclosed such factors in its gross profit discussions.

Comment No. 17

We note your page eight risk factor addressing the impact that consumer confidence levels in the United States may have on your sales and operating results. Please further expand your Management’s Discussion and Analysis to address the impact that the current economic climate has had on your results for each period covered by your financial statements and address any known trends in your business. In addition, it appears that most of your Indirect

Mr. Jay Williamson

August 13, 2010

business consisted primarily of individual stores (as opposed to large retail chains). Therefore, please discuss what impact the economy has had on their order levels and financial viability. If material, revise to address this in greater detail in both the overview and the related results of operations. In this respect we note the page 15 risk factor “Our indirect business could suffer as a result of bankruptcies …”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 27 to (i) address the impact that the current economic climate has had on the Company’s results, (ii) address trends in the Company’s business and (iii) discuss the impact the economy has had on the order levels and financial viability of the Company’s Indirect retailers.

Comment No. 18

Please revise your disclosure to briefly address the future financial impact of being taxed as a C corporation.

Response:

The Company has revised Management’s Discussion and Analysis of Financial Condition and Results of Operation on page 29 to address the future financial impact of being taxed as a “C” Corporation.

Results of Operations, page 29

Comment No. 19

We note your explanation on page 31 and 32 that a decline in other income was partially attributable “to a decline in the participation by [y]our indirect retailers in [y]our catalogue and direct mailers, which resulted in decreased reimbursement of [y]our advertising expenses.” Please elaborate on the business implications of this disclosure to explain why participation is declining.

Response:

The Company has revised pages 31 and 33 to explain the decline in participation by its Indirect retailers in the Company’s catalogue and direct mailers and to elaborate on the business implications of the declines.

Mr. Jay Williamson

August 13, 2010

Fiscal Year 2010 Compared to Fiscal Year 2009, page 32

Comment No. 20

Please provide additional disclosure about the asset impairment charges at three of your stores as referenced on page 32. Also, if warranted, please contextualize these changes in relation to your store expansion plans discussed elsewhere.

Response:

The Company has revised page 32 to explain the asset impairment charges at three of its stores.

Liquidity and Capital Resources, page 35

Comment No. 21

We note your statement on page 37 that you have built up inventory during the quarter ended May 1, 2010 to meet consumer demand. Revise to quantify the inventory build-up and provide additional disclosure about the anticipated consumer demand. In addition, clarify here and elsewhere whether your expanding Direct business and the shifting mix between Direct and Indirect has materially altered the nature and levels of your accounts receivable and inventory.

Response:

The Company has revised the disclosure on page 37 to quantify the inventory build-up and provide additional disclosure about the anticipated consumer demand. In addition, the Company supplementally advises the Staff that the Company’s expanding Direct business and shifting mix between Direct and Indirect businesses has not had any material impact on the nature and levels of its accounts receivable and inventory.

Business, page 42

Comment No. 22

Please expand on the fourth paragraph under Our Company on page 42 to address your Indirect business.

Response:

The Company has revised the fourth paragraph of Our Company on page 42 to address its Indirect business.

Mr. Jay Williamson

August 13, 2010

Comment No. 23

Please provide the information required by Item 101(a) of Regulation S-K. This would include the state and date of incorporation for Vera Bradley, Inc. as well as the predecessor(s). In addition, discuss the reorganization transaction.

Response:

The Company has revised page 42 to include the state and date of incorporation of the Vera Bradley, Inc. and its predecessor, Vera Bradley Designs, Inc., and to include a discussion of the reorganization transaction.

Comment No. 24

We note the product chart on page 47. Please state for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products. See Item 101(c)(1)(i) of Regulation S-K.

Response:

The Company has revised the product chart on page 47 to include the percentage of total revenues contributed by any class of similar products for each of the last three fiscal years.

Comment No. 25

Please expand your Business disclosure to address, in greater detail, your Merchandising, Product Development, and Sourcing strategies. For example, your Product Development discussion on page 47 focuses on patterns and prints but does not appear to address line extensions, new functionality features, etc. It was also unclear whether you did any sort of pre-market testing, and how you estimated your consumer demand, or determined the size and timing of orders placed with contract manufactures.

Response:

The Company has revised the Business section on pages 48, 51 and 52 to include a more detailed description of its merchandising, product development and sourcing strategies and to address pre-market testing, the process of estimating consumer demand and determination of the size and timing of orders placed with contract manufactures.

Comment No. 26

On page 44 you reference a series of reports published by Mintel, Packaged Facts, and IBISWorld. Please provide us copies of these reports. In addition, please include a citation as to

Mr. Jay Williamson

August 13, 2010

where such information can be found and state whether these reports are readily available to the public.

Response:

At the Staff’s request, the Company has enclosed the following reports: Mintel May 2009 U.S. Handbags Report; Packaged Facts January 2009 Men’s and Women’s Fashion Accessories in the U.S. Report; and IBISWorld January 2010 Handbags, Luggage & Leather Accessories Stores in the U.S. Industry Report. Such reports are readily available to the public for a fee.

The Company advises the Staff that the information on pages 44 and 45 of the Registration Statement cited to the Mintel Report can be found in the following sections of such report: Executive Summary – Market Drivers: A Macro Perspective; Market Size and Forecast, Figure 1; Number of Purchases in Past Year, Figure 12; Number of Handbags Currently Owned, Figure 14; Retail Distribution, Figure 30; and Advertising and Promotion.

In addition, the information cited on page 45 of the Registration Statement can be found on page 17, Table 1-2 of the Packaged Facts Report and page 30, Industry Data table of the IBISWorld Report.

Comment No. 27

On page 45, under Competitive Strengths, you state that your “brand is more accessible than many competing brands …” Please clarify how accessible is being used here. It was unclear, for example, if you were considering your bags and accessories accessible due to favorable price points, the size of your distribution network, market perception, or otherwise.

Response:

The Company advises the Staff that, on page 45, the word “accessible” was meant to convey that the Company’s bags and accessories are accessible due to more favorable price points. The Company has revised the Registration Statement on pages 2 and 45 to clarify that the Company considers its products to be more price accessible than many competing brands.

Comment No. 28

Please expand your page 52 Competition discussion to discuss in greater detail the competitive conditions in the business.

Response:

The Company has expanded the Competition discussion on page 53 to provide additional details regarding the competitive conditions in its business, in accordance with Item 101(c)(1)(x) of Regulation S-K.

Mr. Jay Williamson

August 13, 2010

Management, page 54

Comment No. 29

Please include a cross reference to the page 70 discussion of family relationships in this section. See Item 401(d) of Regulation S-K.

Response:

The Company has added a cross-reference to the discussion of family relationships on page 72 to the disclosure on page 57.

Comment No. 30

Please discuss Mr. Hall’s business experience for the past five years, as required by Item 401(e) of Regulation S-K. For example, discuss his business experience from 2005 to 2007.

Response:

The Company has revised Mr. Hall’s biography on page 57 to correct a typographical error with respect to the years referenced, such that the disclosure now addresses Mr. Hall’s business experience for the past five years, including from 2005 to 2007.

Board of Directors and Board Committees, page 56

Comment No. 31

We note that you plan to establish audit, compensation, and nominating/governance committees prior to effectiveness. Please update the information in this section, when you have established such committees, and revise your disclosure under Compensation Committee Interlocks to address the requirements of Item 407(e)(4) of Regulation S-K as it relates to your last completed fiscal year.

Response:

The Company acknowledges the Staff’s comment and, upon the establishment of its audit, compensation and nominating/governance committees, will update the Board of Directors and Board Committees section on pages 57 and 58. In addition, the Company has revised its disclosure under the “Compensation Committee Interlocks and Insider Participation” section on page 58 to comply with the requirements of Item 407(e)(4) of Regulation S-K.

Mr. Jay Williamson

August 13, 2010

Executive Compensation, page 58

Comment No. 32

We note the disclosure on page 59 that your objective is to set the base salary within the competitive range (+/- 15% of the market median) for the named executive officers. With the exception of Mr. Ray, you have not disclosed whether the base salaries, as adjusted, fell within this range. Please disclose and to the extent that any salaries fall outside of this range, please explain. Please make similar revisions to the discussion in the annual incentive compensation section.

Response:

The Company’s objective, going forward, is generally to be within the competitive range (+/- 15% of the market median), on average, for base salaries of our executive officers, including our named executive officers. The Company has revised the disclosure on pages 61 and 62 to disclose that the base salaries of our executive officers, on average, fell within the competitive range for fiscal year 2011. The Company has revised the disclosure on page 63 regarding annual incentive compensation in the same manner.

Comment No. 33

We note that you paid your named executive officers incentive compensation at the maximum level based on your achievement of an actual net income of $43 million for the period. However, you have not disclosed the various targets used. Please disclose the specific performance targets used to determine incentive amounts or provide us with an analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

The Company has revised the disclosure on pages 62 and 63 to disclose the specific performance targets used to determine incentive amounts.

Comment No. 34

We note the disclosure on page 60 that 50% of annual incentive compensation was based upon qualitative individual performance goals. Please clearly disclose the goals, as required by Item 402(b)(1)(v) and (b)(2)(vii) of Regulation S-K.

Mr. Jay Williamson

August 13, 2010

Response:

The Company has revised the disclosure on page 62 to include the qualitative individual performance goals for Mr. Traylor.

Comment No. 35

On page 63 you indicate that Ms. Miller and Ms. Baekgaard each participated in setting their own compensation levels. To the extent known, please discuss their role in setting their compensation once you become a public company.

Response:

The Company has revised the disclosure on page 65 to indicate that the Company does not expect that Ms. Miller and Ms. Baekgaard will be involved in setting their compensation once the Company becomes a public company.

Comment No. 36

We note the pre-IPO equity grants. Please update the disclosure to clarify, once known, the amount of shares to be granted to each named executive.

Response:

The Company has revised the disclosure on pages 64 and 70 to include the named executive officers and directors who received pre-IPO equity grants and the size of each individual restricted share grant.

Comment No. 37

Please discuss and quantify the “relocation benefits” for Mr. Blade.

Response:

The Company has revised the disclosure on page 65 to quantify the relocation benefits for Mr. Blade.

Comment No. 38

The disclosure in footnote three is not consistent with the total amount in the all other compensation column of the summary compensation table for Ms. Miller and Ms. Baekgaard. Please reconcile.

Response:

Mr. Jay Williamson

August 13, 2010

The Company has revised footnote three of the Summary Compensation Table on page 66 to reconcile footnote three with the All Other Compensation column.

Certain Relationships and Related Party Transactions, page 69

Comment No. 39

Please update your disclosure responsive to Item 404 of Regulation S-K to address any transactions occurring after your year-end.

Response:

The Company has revised pages 71 and 72 to address transactions occurring after its fiscal year end.

Comment No. 40

Please file the lease agreement with Milburn, LLC, or advise. In addition, we note the shareholder agreements referred to on page 70 that you anticipate will terminate on or prior to completion of this offering. To the extent these agreements are not terminated, please confirm they will be filed as exhibits.

Response:

The Company has filed as Exhibit 10.12 the Lease dated February 8, 1996 between Vera Bradley Designs, Inc. and Milburn, LLC. The Company acknowledges the Staff’s comment regarding the shareholder agreements referred to on page 72 and confirms that the shareholder agreements will be filed as exhibits if such agreements are not terminated as anticipated prior to the completion of the offering.

Description of Capital Stock, page 73

Comment No. 41

We note your statement that your disclosure “is intended to be a summary and does not describe all provisions …” Please revise to indicate that you have described all material provisions.

Response:

The Company has revised the statement on page 76 to indicate that all “material” provisions of its amended and restated articles of incorporated, its amended and restated by-laws and the Indiana Business Corporation Law have been described.

Mr. Jay Williamson

August 13, 2010

Comment No. 42

We note your page 73 statement that “[a]ll outstanding shares of [y]our capital stock are fully paid and nonassessable …” This statement is a legal conclusion that you are unable to make. Please revise to attribute this statement to counsel or remove.

Response:

The Company has removed the statement on page 76 that “[a]ll outstanding shares of our capital stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.”

Underwriting, page 83

Comment No. 43

Please revise the recent sales of unregistered securities section to provide the disclosure required by Item 701 of Regulation S-K regarding the reorganization transaction.

Response:

The Company has revised the Recent Sales of Our Securities section on pages II-2 and II-3 to reflect the anticipated reorganization transaction.

Financial Statements

General

Comment No. 44

Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X and provide updated consents with any amendment.

Response:

The Company will update the financial statements to include interim financial statements as of July 31, 2010 and for the six month periods ended July 31, 2010 and August 1, 2009 in accordance with the requirements of Rule 3-12 of Regulation S-X. The July 31, 2010 interim financial statements will be included in a subsequent amendment to the Registration Statement. The Company has included a currently-dated consent from PricewaterhouseCoopers LLP in Amendment No. 1 and will provide a currently-dated consent from PricewaterhouseCoopers LLP in any future amendments.

Mr. Jay Williamson

August 13, 2010

Comment No. 45

We note you intend to use your net proceeds from this offering to fund your final “S” Corporation distribution. Please revise the Statements of Income for the most recent fiscal year and subsequent interim period to provide pro forma per share data that gives effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings).

Response:

The Company has revised its financial statements to disclose a pro forma adjustment that gives effect to the number of shares whose proceeds would be necessary to pay the dividend. The pro forma adjustment will give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. This will be calculated and included in the Registration Statement when the Company has determined the estimated offering price range.

Comment No. 46

Please revise your Balance Sheets to present the pro forma effect of the reorganization. Please note that this presentation would essentially show a zero balance of retained earnings in a pro forma column adjacent to the historical balance of retained earnings. Further, you should not give effect to the receipt of offering proceeds.

Response:

The Company has revised the May 1, 2010 Balance Sheet to present the pro forma effect of the reorganization transaction (without giving effect to the receipt of offering proceeds). Please refer to pages F-2 and F-5 of the Registration Statement for the pro forma Balance Sheet and related footnote description, respectfully.

Interim Financial Statements for the Six Months Ended December 31, 2009 and 2008

General

Comment No. 47

Please revise your interim financial statements to comply with our comments issued on the annual audited financial statements below.

Response:

The Company has revised its interim financial statements to comply with the Staff’s comments on the annual audited financial statements.

Mr. Jay Williamson

August 13, 2010

Comment No. 48

We note you disclosed the reorganization transaction on page 4. Please disclose the terms and conditions of such reorganization and its impact on your financial statements and operations. Further, please reference such disclosure on page F-1.

Response:

The Company has revised its Interim Financial Statements to include the expected terms and conditions of the reorganization transaction. As of the filing date of Amendment No. 1, the Company has not finalized the terms of the reorganization.

The impact on the Company’s financial statements and operations will be the income tax expense incurred from being an “S” Corporation. The unaudited pro forma information included in the financial statements present the assumed effect from the reorganization.

Audited Consolidated Financial Statements

Notes to consolidated financial statements

1. Description of Company

Unaudited Pro Forma Income Information, page F-13

Comment No. 49

We note your disclosure that you intend to reorganize as a C Corporation. Since this appears to be a material probable event, please revise to provide pro forma financial information to reflect the reclassification of undistributed earnings or losses of the previous S Corporation to paid-in capital. This assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation. Refer to SAB Topic 4B.

Response:

The Company advises the Staff that it has updated the May 1, 2010 Balance Sheet to include pro forma financial information in accordance with SAB Topic 4B and Article 11 of Regulation S-X to reflect the reclassification of undistributed earnings to paid-in capital.

3. Accounting Change, page F-19

Comment No. 50

We note you have retrospectively changed the method of accounting for certain advertising costs and related reimbursements from indirect retailers. Tell us how your new

Mr. Jay Williamson

August 13, 2010

method of accounting and presentation in the financial statements is preferable and show us the specific accounting literature that supports your current and prior position.

Response:

The Company’s marketing efforts include the design, production and distribution of catalogs, flyers, and printed promotional materials. Promotional materials are distributed to individuals on the Company’s mailing lists and households who meet specific demographic criteria. Promotional materials are also distributed to customers of independent retail stores at their request. In these situations, the Company negotiates a reimbursement of costs associated with the printing and distribution of marketing materials. These marketing materials principally consist of the Company’s catalogs, flyers and other materials which are altered solely to add the name and address of the participating independent retail store. There is no requirement for the independent retail stores to have the Company distribute marketing materials on their behalf.

As disclosed in the financial statements, the Company’s current accounting policy for promotion costs is to classify them as Selling, General and Administrative Expense (“SG&A”). Reimbursements received from independent retail stores are classified as Other Operating Income.

As discussed in more detail in the response to Comment No. 51, the Company evaluated whether promotion costs should be recorded on a gross basis or net of reimbursements received from independent retail stores. The Company determined that a gross presentation was appropriate since it is the principal in the design, production and distribution of promotional materials (in accordance with ASC 605-45, Principal and Agent Considerations). The costs of the promotional materials are classified in SG&A consistent with the nature of the expenses.

Reimbursements received from independent retail stores are classified in Other Operating Income. The Company believes that this classification is a better reflection of its revenues given this ancillary service is not part of the Company’s primary product or service offerings (consistent with CON 6). Amounts received from customers represent the partial reimbursement of promotional costs incurred for the benefit of both the Company and the independent retail stores. This presentation is also consistent with what the Company believes is prevailing practice in the retail industry, which is to exclude these types of reimbursements from revenue.

The Company’s previous accounting policy was to treat reimbursements received from independent retail stores consistent with all other customer billings and include them in revenue. Because the reimbursements received were treated as revenue, the associated costs were included in cost of revenue. The Company believes its prior accounting policy is acceptable as the amounts included as revenues represent customer billings of products (promotional materials) and services (distribution of such promotional materials). The Company changed its classification of such billings and related cost to its current accounting policy, which it believes is preferable, because (1) reclassification of these ancillary services as Other Operating Income results in a better reflection of the Company’s revenues and gross margins related to the sale of

Mr. Jay Williamson

August 13, 2010

its primary products that constitute its major operations consistent with CON 6, (2) classification of marketing cost in SG&A is more consistent with the nature and purpose of the expenses and (3) the treatment of both the costs and associated reimbursements are more consistent with prevailing practice in the retail industry.

Comment No. 51

We note you present reimbursements of certain advertising costs as “Other income”. Tell us how this presentation of the reimbursements of certain advertising costs in “Other income” is preferable and appropriate versus offsetting the reimbursements against advertising expenses incurred. Provide us the specific accounting literature that supports your current accounting treatment and presentation. Also, tell us if the Indirect retailers are required by agreement to reimburse you for such costs. We may have further comment upon receipt of your response.

Response:

The Company’s decision to present reimbursements from independent retail stores as Other Operating Income (versus netting such reimbursements against advertising expenses) was based on an analysis of whether the Company acted as a principal or agent in connection with the distribution of promotional materials to customers of the independent retail stores. ASC 605-45 was the guidance used to make this evaluation. The Company also considered ASC 605-50-45-12 through 15, Customer’s Characterization of Certain Consideration Received from a Vendor, but concluded that this literature would not apply since, in the Company’s situation, reimbursements were being received from customers and not from vendors.

The Company’s assessment of whether the distribution of promotional materials to customers of independent retail stores should be presented gross versus net is summarized below:

The entity is the primary obligor in the arrangement.

The Company is the primary obligor for all marketing materials since it controls the design, printing and distribution of all marketing materials. The Company separately negotiates contracts with vendors related to these services and its customers are not involved in such negotiations and are not party to any of the Company’s vendor contracts related to these services.

The entity has general inventory risk (before customer order is placed or upon customer return).

The Company maintains the general inventory risk of the marketing materials because it maintains an inventory of marketing materials to provide to its End Users. This criteria was not deemed significant to the analysis because the majority of marketing materials are printed and mailed directly from the printer on demand.

Mr. Jay Williamson

August 13, 2010

The entity has latitude in establishing price.

The Company separately negotiates the development, printing and distribution costs with all vendors. Reimbursements received from independent retail stores are negotiated separately and are not required by a contractual arrangement.

The entity changes the product or performs part of the service.

No changes are made to marketing materials by independent retail stores for items sent by the Company on their behalf.

The entity has discretion in supplier selection.

The Company controls all design, printing and distribution of the marketing materials, including supplier selection.

The entity is involved in the determination of product or service specifications.

The Company solely determines the marketing material specifications. Such marketing materials are then mailed to customers of independent retailers if independent retailers elect to purchase this service.

The entity has physical loss inventory risk (after customer order or during shipping).

The Company has physical loss inventory risk. This criteria was not deemed significant to the analysis because the majority of marketing materials are printed and mailed directly from the printer on demand, with the printer covering in-transit physical loss risk.

The entity has credit risk.

The Company has credit risk related to collection of amounts due from its customers related to the performance of these promotional services.

Based on this analysis, the Company determined that the amounts billed and related costs of the promotional services should be recorded on a gross basis as the Company is acting as the principal and is not acting as an agent on behalf of independent retail stores. Accordingly, the Company believes it would be inappropriate to net reimbursements received against promotional costs.

In response to your question about whether contractual arrangements exist which require cost reimbursements, there are no requirements for Indirect customers to have promotional materials distributed on their behalf or for them to reimburse the Company for specific costs.

Mr. Jay Williamson

August 13, 2010

Exhibits

Comment No. 52

We note that you have not filed almost all of your exhibits. Please note that we review, and frequently comment upon, these documents. Please allow sufficient time for us to do so.

Response:

The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments once all the exhibits have been filed. The Company has filed exhibits 10.2, 10.12, 21.1 and 23.1 with this Amendment No. 1.

Comment No. 53

Please file the lock-up agreement as an exhibit.

Response:

The form of lock-up agreement is an exhibit to the Underwriting Agreement. The Company will file the Form of Underwriting Agreement as Exhibit 1.1, including the form of lock-up agreement.

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Mr. Jay Williamson

August 13, 2010

If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (312) 558-6061 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Arlene K. Lim

Arlene K. Lim

Enclosure

cc:	Pam Howell

Raj Rajan

Brian Bhandari

Patrick Daugherty (Foley & Lardner LLP)